TRIAD SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-20930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRIAD SECURITIES CORP.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 BROADWAY, 11th FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David R Chaskin	914-263-4742	dchaskin@triadsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

244 WEST 54th, 9th Floor	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

01/06/10	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R Chaskin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRIAD SECURITIES CORP._____, as of 6/30_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



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ELAINE ALVES DA SILVA
Notary Public
Connecticut
My Commission Expires Jun 30, 2024
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Notary Public

Signature: _David R Chaskin_

Title: Chief Financial Officer / FinOp

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Triad Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triad Securities Corp.'s management. Our responsibility is to express an opinion on Triad Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triad Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triad Securities Corp.'s auditor since 2017.

Adeptus Partners, LLC

Ocean, New Jersey
August 29, 2023

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Cash	$	390,618
Deposits with clearing brokers		579,383
Commissions receivable from clearing brokers		758,644
Investment banking receivables		375,141
Other receivables		18,151
Prepaid expenses		61,999
Right of use asset		2,201,849
Fixed assets, net		50,395
Intangible assets, net		1,122
Tenant security deposit		143,953
TOTAL ASSETS	$	4,581,255

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	864,569
Operating lease liability		2,221,636
Subordinated loans		750,000
TOTAL LIABILITIES		3,836,205
Stockholders' Equity:		
Preferred Series A, no par value, 1,000 shares authorized, 0 shares issued and outstanding		-
Common stock, no par value, 200 shares authorized, issued and outstanding		24,950
Additional paid-in capital		208,088
Retained earnings		512,012
TOTAL STOCKHOLDERS' EQUITY		745,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,581,255

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York, NY; with branch offices located in the states of Maine, Minnesota, and Georgia, all of which are in the United States. The Company acts primarily as an introducing broker forwarding transactions to three other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account, aggregating $13,191 at June 30, 2023, is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company had cash equivalents of $340,296 as of June 30, 2023.

Accounts Receivable

Accounts receivables are reported at the amount the Company expects to collect from outstanding balances. The Company provides for an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information, and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The allowance for doubtful accounts was $0 as of June 30, 2023.

Fixed Assets

Fixed assets are recorded at cost, less depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repair charges are expensed as incurred. Depreciation is computed by the straight-line method (after considering their respective estimated residual values) over the estimated useful lives:

Furniture and fixtures	7 years
Equipment	5 years

Leases

The Company's leases are comprised of a lease on office space. The Company determines if an arrangement contains a lease at inception as defined by ASC 842. In order to meet the definition of a lease under ASC 842, the contractual arrangement must convey to us the right to control the use of an identifiable asset for a period of time in exchange for consideration. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has elected to value leases with an initial term of less than twelve months at inception, that do not include an option to purchase or new the lease that the Company is reasonably certain to exercise, using the Practical Expedient under ASC 842.

The Company utilized a portfolio approach in determining the discount rate. The portfolio approach takes into consideration the range of the term, the range of the lease payments, the category of the underlying asset and the Company's estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company also considered its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Intangible Assets

Intangible assets consist of software licenses, less accumulated amortization. The Company capitalizes the costs at inception of the license and amortizes the cost over the term of the license. All licenses have a term of 3 years. The cost and accumulated amortization of the licenses as of June 30, 2023, were $50,187 and $49,066, respectively. Amortization expense was $5,346 for the fiscal year ended June 30, 2023. The weighted average amortization remaining period for the licenses is 0.5 years.

Amortization expense for the future fiscal years ended June 30, are as follows:

2024	$ 1,122

Subsequent Events

The Company has evaluated events and transactions that occurred between June 30, 2023 and August 29, 2023, which is the date the financial were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3 - LEASES

In 2018, the Company entered into a lease agreement for office space in New York. The lease expires on June 30, 2027, and has escalating monthly rental payments during the course of the lease. The lease does not contain any renewal options.

The weighted average remaining term is 4 years.

The weighted average discount rate is 3.00%.

The Company does not have any finance leases or short-term leases. Total lease cost consists entirely of the operating lease cost. The total lease cost for the fiscal year ended June 30, 2023 was $627,788.

Estimated future minimum lease payments for the fiscal years ending June 30, are as follows:

2024	$ 652,072
2025	665,113
2026	678,415
2027	691,984
Total lease payments	2,687,584
Less imputed interest	(465,948)
Total lease liability	$ 2,221,636

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023 the Company's net capital of $1,192,760, was $942,760 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

NOTE 5 - CONCENTRATION OF RISK

Cash Concentrations

The Company maintains cash balances at various financial institutions. These balances are secured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. These balances may exceed the insured limits during the year. Uninsured cash balances were $0 as of June 30, 2023.

Investment Banking Receivable Concentration

As of June 30, 2023, the Company had two customers who comprised 67% and 25%, respectively, of the outstanding balance owed to the Company.

NOTE 6 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, National Financial Services LLC, Wedbush Securities Inc. and ICBC Financial Services LLC, pursuant to the clearance agreements. Commissions receivable from these brokers are shown as Commissions Receivable From Clearing Brokers on the Statement of Financial Condition.

As part of these agreements with its clearing brokers, the Company maintains required deposits totaling $758,644. These deposits comprise the balance of Deposits With Clearing Brokers on the Statement of Financial Condition.

NOTE 7 - FIXED ASSETS

Fixed assets, less accumulated depreciation consisted of the following as of June 30, 2023:

Equipment	$ 272,701
Furniture	91,034
Total fixed assets, at cost	363,735
Less: accumulated depreciation	(313,735)
Net fixed assets	$ 50,395

NOTE 8 - SUBORDINATED LOANS

On June 21, 2022, the Company entered into a subordinated loan agreement with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $250,000. The loan bears interest at 3% and the principal of $250,000 and accumulated interest are due in full at maturity of the loan. The loan has a maturity date of June 21, 2027. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. The subordinated loan agreement has been approved by the Financial Industry Regulatory Authority (FINRA) and is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid. As of June 30, 2023, there was $250,000 of principal and $7,685 of interest outstanding. Interest expense for this loan was $7,500 for the fiscal year ended June 30, 2023.

On August 23, 2023, the Company entered into a subordinated loan agreement with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $500,000. The loan bears interest at 3% and the principal of $500,000 and accumulated interest are due in full at maturity of the loan. The loan has a maturity date of August 23, 2027. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. The subordinated loan agreement has been approved by the Financial Industry Regulatory Authority (FINRA) and is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid. As of June 30, 2023, there was $500,000 of principal and $12,781 of interest outstanding. Interest expense for this loan was $12,781 for the fiscal year ended June 30, 2023.

The subordinated loan, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2023, the Company's Debt-Equity Ratio was 0.50 to 1.

NOTE 8 - SUBORDINATED LOANS (continued)

Subordinated loan maturities for the future fiscal years ending June 30, as are follows:

2024	$	-
2025		-
2026		-
2027		250,000
2028		500,000
Total		$750,000

NOTE 9 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 10 – STOCKHOLDERS' EQUITY

Series A Preferred Stock

On May 22, 2023, the Company amended its articles of incorporation for a new class of stock, Series A Preferred Stock. The Company is authorized to issue 1,000 shares of Series A Preferred Stock. The Series A Preferred Stock has no par value.

From and after the date of issuance of Series A Preferred Stock, cumulative dividends on Series A Preferred Stock shall accrue, whether or not declared by the board of directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 5% per annum on the Liquidation Value thereof. The "Liquidation Value" means, with respect to Series A Preferred Stock, on any given date, $1,000.00 per share, as adjusted for any applicable stock splits, stock dividends, recapitalizations, or similar transactions.

NOTE 10 – STOCKHOLDERS' EQUITY (continued)

The Series A Preferred Stock shall be redeemable any time at the option of the corporation at the Liquidation Value plus accumulated accrued but unpaid dividends. The corporation may, at the option of the board of directors of the corporation, redeem all or any part of the outstanding Series A Preferred Stock. If less than all

of the outstanding shares of Series A Preferred Stock are to be redeemed at one time, the shares to be redeemed shall be selected on a pro rata basis among the holders of Series A Preferred Stock in proportion to their holdings at the date of redemption. Notice of redemption shall be mailed at least ten (10) days and not more than sixty (60) days prior to such redemption to the holders of record of Series A Preferred Stock.

Series A Preferred Stock shall have no voting rights

In the event of any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the corporation available for distribution to stockholders an amount equal to the Liquidation Value plus an amount equal to any

accrued and unpaid dividends thereon to and including the date of such distribution, and no more, before any distribution shall be made to the holders of Common Stock. After payment of such liquidating distributions, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

Common Stock

Each share of common stock has one vote per share for all purposes. Common stock does not provide any preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Common stockholders are not entitled to cumulative voting for purposes of electing members to the Board of Directors.